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                                                                    Exhibit 99.1

                                                               [GRAPHIC OMITTED]

January 21, 2005

Mr. Robert M. Cashill
President and CEO
Investors Savings Bank
101 JFK Parkway
Short Hills, NJ 07078

RE:      Appraisal Services

Dear Bob:

FinPro, Inc. ("FinPro") would be pleased to assist Investors Savings Bank, ("the Bank") and Investors Bancorp, MHC ("the Company") in providing appraisal services utilizing March 31, 2005 financials.

SECTION 1:  SERVICES TO BE RENDERED

As part of the appraisal valuation, the following major tasks will be included:

- conduct financial due diligence, including interviews of senior management and reviews of financial and other records;

- gather an understanding of the Bank's current and projected financial condition, profitability, risk characteristics, operations and external factors that might influence or impact the Bank;

- prepare a detailed written valuation report of the Bank and the Company, that is consistent with applicable regulatory guidelines and standard valuation practices;

- prepare and deliver an opinion, in form and substance acceptable to legal and tax counsel of the Bank and the Company, to the effect that the subscription rights granted to eligible account holders, the applicable stock benefit plans and others in connection with the stock offering, have no value.

The valuation report will:

- include an in-depth analysis of the operating results and financial condition of the Bank and the Company;

-        assess the interest rate risk, credit risk and liquidity risk;

- describe the business strategies of the Bank and the Company, the market area, competition and potential for the future;

         20 CHURCH STREET - P.O. BOX 323 - LIBERTY CORNER, NJ 07938-0323
                     TEL: 908.604.9336 - FAX: 908.604.5951
                     FINPRO@FINPRONJ.COM - WWW.FINPRONJ.COM

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-        include a detailed peer analysis of publicly traded savings institutions for use in determining appropriate valuation adjustments based upon multiple factors;

- include a midpoint pro forma valuation along with a range of value around the midpoint value;

- comply, in form and substance to all applicable requirements of regulatory authorities for purposes of its use to establish the estimated pro forma market value of the common stock of the Company following the Conversion and Stock Offering.

The valuation report may be periodically updated throughout the Conversion process and will be updated at the time of the closing of the Stock Offering.

FinPro will perform such other services as are necessary or required in connection with the regulatory review of the appraisal and will respond to the regulatory comments, if any, regarding the valuation appraisal and any subsequent updates.

SECTION 2:  INFORMATION REQUIREMENTS OF THE BANK

To accomplish the tasks set forth in Section 1 of this proposal, the following information and work effort is expected of the Bank and the Company:

- provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company;

- allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel;

- promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank and the Company;

- provide FinPro with all support schedules required to compile Regulatory, Board and Management reports; and

- provide FinPro with offering circular, prospectus and all other materials relevant to the appraisal function for the Conversion.

SECTION 3:  PROJECT DELIVERABLES

The following is a list of deliverables that will result from FinPro's effort:

1.       Appraisal document

2.       Final Appraisal document

SECTION 4:  TERM OF THE AGREEMENT AND STAFFING

It is anticipated that it will take approximately four months of elapsed time to complete all of the tasks outlined in this proposal.


                                       2.
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SECTION 5:  FEES AND EXPENSES

FinPro's fees for providing the services outlined in this Agreement will be:

-        $65,000 for the initial appraisal and final appraisal; and

- $10,000 for any appraisal updates (only in the event the transaction structure changes from the initial filing or the financial figures go stale).

This fee is payable according to the following schedule:

-        A non-refundable retainer of $20,000;

- upon submission of the appraisal to the regulators, a non-refundable fee of $20,000; plus

- upon completion of the Stock Offering, a non-refundable fee equal to the remainder; and

-        if appraisal updates are necessary, they will be payable upon delivery.

In addition to any fees that may be payable to FinPro hereunder, the Bank and the Company hereby agrees to reimburse FinPro for all of FinPro's travel and other out-of-pocket expenses incurred in connection with FinPro's engagement. Such out-of-pocket expenses will consist of travel to and from the Bank's facilities from FinPro's offices, normal delivery charges such as Federal Express, and costs associated with the Valuation documents such as copying. It is FinPro policy to provide you with an itemized accounting of the out-of-pocket expenditures so that you can control them.

In the event that the Bank and the Company shall, for any reason, discontinue the proposed Conversion prior to delivery of the completed documents set forth above, the Bank and Company agrees to compensate FinPro according to FinPro's standard billing rates for consulting services based on accumulated time and expenses, not to exceed the respective fee caps noted above. FinPro's standard hourly rates are as follows:

-        Director Level and Above       $300

-        Staff Consultant Level         $150

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank, the Company and FinPro. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal or processing procedures as they relate to conversion appraisals, major changes in management or procedures, operating policies or guidelines, excessive delays or suspension of processing of conversion applications by the regulators.

FinPro agrees to execute a suitable confidentiality agreement with the Bank and the Company. The Bank and Company acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank and Company in connection with FinPro's engagement are intended solely for the benefit and use of the Bank and Company (and their directors, management, and attorneys) in connection with the matters contemplated hereby, and the Bank and Company agree that no such opinion, valuation, or advice shall be


                                       3.
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used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank and Company (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

SECTION 6:  REPRESENTATIONS AND WARRANTIES

FinPro, the Bank and the Company agree to the following:

1.)      The Bank and the Company agree to make available or to supply to FinPro the information set forth in Section 2 of this Agreement.

2.)      The Bank and the Company hereby represent and warrant to FinPro that any information provided to FinPro does not and will not, to the best of the Bank's and Companies knowledge, at the times it is provided to FinPro, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3.)      (a) The Bank and the Company agree that it will indemnify and hold harmless FinPro, its directors, officers, agents and employees of FinPro (collectively referred to in this Section 6 as "FinPro") or its successors who act for or on behalf of FinPro in connection with the services called for under this agreement (hereinafter referred to as the "Agreement"), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities law) arising out of or in any way related to the services provided by FinPro under this Agreement, except to the extent arising out of or attributable to the negligence or willful misconduct of FinPro, its directors, officers, agents or employees and it's successors, if any.

         (b) FinPro shall give written notice to the Bank and the Company of such claim for indemnification or facts within thirty days of the assertion of any claim or discovery of material facts upon which FinPro intends to base a claim for indemnification hereunder. In the event the Bank elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to FinPro, FinPro will be entitled to be paid any amounts payable by the Bank hereunder, together with interest on such costs from the date incurred at the rate of eight percent per annum within five days after a final determination is made either in writing by the Bank and the Company or by a final judgment of a court of competent jurisdiction that indemnification hereunder should be made. If the Bank and the Company does not elect to challenge the claim for indemnification, FinPro shall be paid promptly, and in any event, within thirty days after receipt by the Bank and Company of the notice of the claim.

         (c) The Bank and Company shall pay for or reimburse the reasonable expenses, including attorneys' fees, incurred by FinPro in connection with the contest of any claim subject to indemnification hereunder in advance of the final determination of any proceeding within thirty days of the receipt of such request if FinPro furnishes the Bank and the Company:

                  1. a written statement of FinPro's good faith belief that it is entitled to indemnification hereunder; and


                                       4.
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                  2.       a written undertaking by FinPro to repay the advance
                           if it is ultimately determined in a final adjudication of such proceeding that FinPro is not entitled to such indemnification.

         (d) In the event that the Bank and the Company elect to contest the claim, (i) FinPro will cooperate in Good Faith with the contest, (ii) FinPro will provide the Bank and the Company with an irrevocable power-of-attorney permitting the Bank to pursue the claim in the name of FinPro, and (iii) FinPro will be prohibited from settling or compromising the claim without written consent of the Bank and the Company.

         (e) In the event the Bank and the Company do not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this Agreement, FinPro shall have all remedies available at law or in equity to enforce such obligation.

This Agreement constitutes the entire understanding of the Bank, the Company and FinPro concerning the subject matter addressed herein, and shall be governed and construed in accordance with the laws of the State of New Jersey. This Agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Bank, the Company and FinPro are not affiliated, and neither the Bank, the Company nor FinPro has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

Please confirm that the foregoing is in accordance with your understanding and agreement with FinPro by signing and returning to FinPro the duplicate of the letter enclosed herewith.


Sincerely:




/s/Donald J. Musso                         /s/Robert M. Cashill
---------------------------------          ------------------------------------
Donald J. Musso                            Robert M. Cashill
President                                  President and CEO
FinPro, Inc.                               Investors Savings Bank

January 21, 2005                           January 21, 2005
---------------------------------          ------------------------------------
Date                                       Date


                                       5.
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                                                               [GRAPHIC OMITTED]

January 20, 2005

Mr. Robert M. Cashill
President and CEO
Investors Savings Bank
101 JFK Parkway
Short Hills, NJ 07078

Dear Bob:

Based upon our recent discussions, FinPro, Inc. ("FinPro") is pleased to submit this proposal to assist Investors Savings Bank ("the Bank") in preparing a business plan in connection with the Bank's minority stock offering. The business plan will specifically address the deployment of capital raised in the stock offering.

1.  SCOPE OF PROJECT

The Study will be specifically designed to build and measure value for a five-year time horizon. As part of the Study compilation, the following major tasks will be included:

         - assess the regulatory, social, political and economic environment;

         -        analyze the Bank's existing markets on a county level from a:

                  -        demographic standpoint;

                  -        competitive standpoint;

         -        document the internal situation assessment;

         -        analyze the current ALM position;

         -        analyze the CRA position;

         -        compile a historical trend analysis;

         -        perform detailed peer performance and comparable analysis;

         - assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

         -        identify and document strengths and weaknesses;

         -        document the objectives and goals;

         -        document strategies;

         -        map the Bank's general ledger to FinPro's planning model;

         -        compile five year projections of performance; and

         -        prepare assessment of strategic alternatives to enhance value.


         20 CHURCH STREET - P.O. BOX 323 - LIBERTY CORNER, NJ 07938-0323
                      TEL: 908.604.9336 - FAX: 908.604.5951
                     FINPRO@FINPRONJ.COM - WWW.FINPRONJ.COM

As part of this process, FinPro will conduct two planning sessions with the Bank and its Board. The first session will be a situation assessment retreat and the second will be a presentation and detailed discussion of the recommended plan scenario and its alternatives.


2.  REQUIREMENTS OF THE BANK

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank:

         - provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank.

         - allow FinPro the opportunity, from time to time, to discuss the operation of the Bank business with bank personnel.

         - promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank.

         -        have system download capability.

         - promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

         - provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consists of a table with at least two chairs along with access to electrical outlets for FinPro's computers and a telephone line for modem communication.

3.  TERM OF THE AGREEMENT AND STAFFING

It is anticipated that it will take approximately six to eight weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro will be on-site at the Bank's facilities on a regular basis, during normal business hours. In addition, FinPro will be a "partner" with the Bank over a one year period of time as a resource to field questions and provide direction. Any future work that would require extra expense to the Bank will be proposed on separately from this engagement prior to any work being performed.

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4.  FEES AND EXPENSES

FEES:

FinPro fees to complete the tasks outlined in this proposal will be as follows:

         Strategic Business Plan                      $65,000

FinPro's fee for this engagement is $65,000 plus all out-of-pocket and pass-through expenses as outlined below. This fee shall be payable as follows:

         -        $20,000 retainer payable at signing of this agreement;

         -        $20,000 payable at the end of the first Board Retreat; and

         - Remainder payable upon submission of the business plan to the regulators.

EXPENSES:

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to reimburse FinPro for the following:

         1. Out of Pocket - all of FinPro's reasonable travel and other out-of-pocket expenses incurred in connection with FinPro's engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

FinPro agrees to execute a suitable confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro's engagement are intended solely for the benefit and use of the Bank (and it's directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

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Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.


By,




/s/Donald J. Musso                            /s/Robert M. Cashill
------------------------------------          ---------------------------------
Donald J. Musso                               Robert M. Cashill
President                                     President and CEO
FinPro, Inc.                                  Investors Savings Bank


          January 21, 2005                             January 21, 2005
------------------------------------          ---------------------------------
               Date                                          Date